USF&G Corporation
Exhibit 12 - Computation of Ratio of Consolidated Earnings to Fixed Charges and Preferred Stock Dividends


Six Months Ended June 30
(dollars in millions)                                    1994          1993
Fixed Charges
  Interest expense                                        $16           $21
  Interest capitalized                                      -             -
  Portion of rents representative of interest              14            14
    Total fixed charges                                    30            35
  Preferred stock dividend requirements (A)                24            24
Combined Fixed Charges and Preferred Stock Dividends      $54           $59

Consolidated Earnings Available for Fixed Charges and
  Preferred Stock Dividends
  Pretax income before cumulative effect of adopting
    new accounting standards                              $62           $48
  Adjustments:
  Fixed charges                                            30            35
    Less interest capitalized during the period             -             -
  Consolidated earnings available for fixed charges
    and preferred stock dividends                         $92           $83
Ratio of Consolidated Earnings to Fixed Charges           3.1           2.4
Ratio of Consolidated Earnings to Combined Fixed
  Charges and Preferred Stock Dividends                   1.7           1.4

(A) Preferred stock dividend requirements of $24 million in 1994 and 1993 divided by 100% less the effective income tax rate of 0% in 1994 and 0.3% in 1993.
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